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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-22014

SMART CARD MARKETING SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

20C Trolley Square
Wilmington, DE 19806
844-843-7296
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	X
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

 Approximate number of holders of record as of the certification or notice date:100

 Pursuant to the requirements of the Securities Exchange Act of 1934 Smart Card Marketing Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SMART CARD MARKETING SYSTEMS, INC.

Date: December 20, 2024	By:	/s/ Massimo Barone
Name: Massimo Barone
Title: Chief Executive Officer